October 7, 2005



Securities and Exchange Commission
Washington, D.C.  20549

Via Edgar

                   Re:  Trans-Lux Corporation
                        Form 10-K for the fiscal year ended December 31, 2004 Filed March 31, 2005
                        File No. 1-2257

Dear Ms. Shah:

    This letter is in response to your letter dated September 21, 2005 numbered in response to your numbered comments.


Comment 1:  Liquidity and Capital Resources, page 14
            ----------------------------------------
Please revise your table of contractual cash obligations to include estimated interest payments on your debt and your planned funding of pension benefit obligations. There is a concern that readers may not understand the timing and amount of your contractual obligation if the presentation does not in some manner address the interest obligations attendant to the debt. Provisions that create payment obligations are addressed in Item 303(a) (5) of Regulation S-K.


Response 1: The revised table of contractual cash obligations, including interest payments, as of December 31, 2004 over the next five years is as follows:

     In thousands                              2005      2006       2007       2008       2009
                                               ----      ----       ----       ----       ----
     Current portion of long-term debt       $1,744   $     -     $    -     $    -     $    -

     Long-term debt                               -    14,458      2,090      4,704      2,258

     Employment and consulting
     agreement obligations                    1,095       473        404        404        404

     Operating lease payments                   749       650        472        360        264

     Interest payments                        3,658     3,654      2,979      2,757      2,527
                                             ------   -------     ------     ------     ------
     Total                                   $7,246   $19,235     $5,945     $8,225     $5,453
                                             ======   =======     ======     ======     ======

     The Company's long-term debt requires interest payments. The Company has both variable and fixed interest rate debt. Interest payments are projected based on actual interest payments incurred in 2004 until the underlying debts mature.

Funding of pension benefit obligations are not expected to be significant over the next 5 years. Please refer to note 12 to the 2004 financial statements included in the 2004 10-K where we disclose that the 2005 contribution will be $56,000.

We will include the revised obligation table in the Company's Form 10-Q for the period ended September 30, 2005 and in future filings.


Comment 2:  Note 1, page 20
            ---------------
Please disclose the goodwill allocated to each reportable segment as required by paragraph 45 of SFAS 142.

Response 2: Paragraph 45 of SFAS 142 requires disclosure of, among other things, changes in goodwill in total and for each reporting segment. Note 1 discloses such information in total and since this was the only change, we believe it complies with paragraph 45 of SFAS 142. In note 1 there is also a cross reference to note 6 where it is disclosed that the sale referred to in note 1 relates to the outdoor display segment. We do not believe any further disclosure is necessary. Of the total goodwill of $1,004,000, $938,000 relates to the outdoor display segment and $66,000 relates to the indoor display segment. We will disclose goodwill by segment in the September 30, 2005 10-Q and in future filings.


Note 16 - Business Segment Data, page 26.
-----------------------------------------

Comment 3: It does not appear that real estate can be aggregated with the entertainment segment unless the requirements of Paragraph 17 to SFAS 131 are met. The presentation described in paragraph 21 to SFAS 131 may be appropriate. Please revise the disclosure to clearly indicate compliance with SFAS 131.

Response 3: Real estate is not an operating segment as defined in paragraph 10 of SFAS 131. Discrete financial information is not available for real estate and therefore is not regularly reviewed by the Company's chief operating decision makers. Real estate and entertainment are jointly reviewed as the financial information is non-separable. Both real estate and entertainment are managed by the same management. We have not aggregated real estate and entertainment; rather those operations constitute the operating segment as defined in paragraph 10 of SFAS 131. In addition to the corporate headquarters, which was the subject of a sale/leaseback in 2004, real estate also includes a facility in which one of the theatres is located. Likewise for the same reasons set forth above, reporting real estate as "other" in accordance with paragraph 21 of SFAS 131 would not be appropriate.

Comment 4: Please provide the disclosures required by paragraph 38 of SFAS 131. Foreign operations appear material given the disclosures in Note 7.

Response 4: Foreign revenues are not material to an understanding of the financial statements; foreign revenues represented less than 10% of the Company's revenues for the fiscal years ended December 31, 2004, 2003 and 2002 and therefore are not disclosed.


MetroLux Theatres Financial Statements, page 28
-----------------------------------------------

Comment 5: It appears that you have omitted audited financial statements for the year ended 2002 for MetroLux Theaters. We note that the income test for significance appears to exceed 20%. Please amend to include the required financials or advise us why the 2002 financial statements are not required by
Article 3-09 of Regulation S-X.

Comment 6: We note that Deloitte & Touche placed reliance on the work of another accountant and made reference to that effect in their audit report dated March 29, 2005. Please amend to include the audit report for the 2002 fiscal year for MetroLux Theatres or tell us why you do not believe this report is necessary. Refer to Article 2-05 of Regulation S-X for guidance. In addition please tell us why you have not included an audit opinion for MetroLux Theatres for the 2003 fiscal year.

Response 5 and 6: The 2002 audited financial statements for MetroLux Theatres were inadvertently omitted from the Form 10-K for the fiscal year ended December 31, 2004, but were included with the Form 10-K for the fiscal year ended December 31, 2003 and also included with the Form 10-K for the fiscal year ended December 31, 2002. The 2004 and 2003 audited financial statements for MetroLux Theatres were included in the Form 10-K for the fiscal year ended December 31, 2004 as well as disclosed in note 17. Deloitte & Touche placed reliance on the work of another accountant and made reference to that effect in their audit report only for the 2002 audit of MetroLux Theatres, not 2003 or 2004 as the auditors of MetroLux Theatres were not PCAOB registered. The Company changed auditors for the 2004 audit of MetroLux Theatres and the prior auditor's report was inadvertently not included in the filing. The 2004 audit opinion of the MetroLux Theatres' auditors stated "The financial statements of MetroLux Theatres as of December 31, 2003, were audited by other auditors whose report dated February 26, 2004, expressed an unqualified opinion on those statements."

     We believe that our responses provided on the Form 10-K to be filed for the year ended December 31, 2005 will adequately provide investors with the additional information. The 2002 audited financial statements for MetroLux Theatres were filed with the Company`s Form 10-K for the fiscal year ended December 31, 2003 and with the Company's Form 10-K for the fiscal year ended December 31, 2002 and are available to investors. We do not believe it necessary for the protection of investors for us to incur a financial burden to engage Deloitte & Touche LLP to reissue their opinion. Also, the Company changed auditing firms in 2005 from Deloitte & Touche LLP to Eisner LLP. Based on the above responses, I respectfully request the Company not be required to amend the Form 10-K for the year ended December 31, 2004 and include the appropriate exhibits/disclosure in the September 30, 2005 10-Q and in future filings.

     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under federal securities laws of the United States.

                                            Sincerely,


                                            /s/ Angela D. Toppi

                                            Angela D. Toppi
                                            Executive Vice President
                                            & Chief Financial Officer


cc:  Gerald Gordon, Weisman Celler Spett & Modlin, P.C.